Play LA Inc. Announces Launch of Redeveloped UK Sports News Website

TORTOLA, British Virgin Islands – February 10th, 2010 – (Business Wire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has launched its redeveloped flagship UK sports news website, www.bettingchoice.co.uk.

Bettingchoice.co.uk has been completely redeveloped on a publisher-friendly CMS platform, and given a complete navigational and graphical makeover. With strategic input from the top bookmakers in the business, the Company has increased editorial staff to expand sports coverage on tennis, darts, reality television, and the upcoming 2010 and 2012 Olympics. This expansion, coupled with more first-rate horse racing and European football coverage, has already proven to be a winning combination. During the beta-testing phase in January 2010, Bettingchoice.co.uk  recorded a 196% increase in unique visitors to the website compared with the same period in January 2009.

In addition to the improved user interface and increased editorial focus, Bettingchoice.co.uk has also added more interactive features and data capture. David Hallonquist, Play LA Inc.’s CEO states, “The improvements we have implemented are yielding the results in increased traffic that we had hoped for. This gives us the confidence to apply these same improvements to the other sites we own and operate.” The CEO further noted “As our revenues are closely tied to website traffic, we are optimistic about the effect these improvements will have on future revenue growth.”

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 18 websites that reach hundreds of thousands of people across the UK and Europe who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493